Pricing supplement no. 1726
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 34-A-II dated February 7, 2011

Registration Statement No. 333-155535
Dated October 27, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	**JPMorgan Chase & Co.** **$92,000 (C) $157,000 (LVS) $103,000 (GT) $271,000 (MGM)** **Reverse Exchangeable Notes due January 31, 2012** **Each Linked to the Common Stock of a Different Single Reference Stock Issuer**

General

- This pricing supplement relates to four (4) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. You may participate in any of the four (4) note offerings or, at your election, in two or more of the offerings. This pricing supplement does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Stocks described below.
- The notes are designed for investors who seek an interest rate that is higher than the current dividend yield on the applicable Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the applicable Reference Stock, be willing to accept the risks of owning the common stock of the applicable Reference Stock issuer, and be willing to lose some or all of their principal at maturity.
- Investing in the notes is not equivalent to investing in the shares of an issuer of any of the Reference Stocks.
- Each issue of offered notes will pay interest monthly at the fixed rate specified for that issue below. However, **the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the applicable Reference Stock and whether the closing price of the applicable Reference Stock is less than the applicable Initial Share Price by more than the applicable Protection Amount on any day during the Monitoring Period, as described below.**
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Payment at Maturity:	The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the applicable Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, *unless*: (1) the applicable Final Share Price is less than the applicable Initial Share Price; *and* (2) on any day during the Monitoring Period, the closing price of the applicable Reference Stock is less than the applicable Initial Share Price by more than the applicable Protection Amount. If the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.**
Pricing Date:	October 27, 2011
Settlement Date:	On or about October 31, 2011
Observation Date:	January 26, 2012*
Maturity Date:	January 31, 2012*
Interest Payment Dates:	Interest on the notes will be payable monthly in arrears on the last calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing November 30, 2011. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.
Other Key Terms:	See "Additional Key Terms" on page PS-1 of this pricing supplement.

	Page Number	Ticker Symbol	Principal Amount	Interest Rate	Protection Amount	Initial Share Price	CUSIP	Approximate Monthly Coupon	Approximate Tax Allocation of Monthly Coupon†	
									Interest on Deposit	Put Premium
Citigroup Inc.	PS-3	C	$1,000	3.125% (equivalent to 12.50% per annum)	35.00% of the Initial Share Price	$34.17	48125X6X9	$10.42	2.56%	97.44%
Las Vegas Sands Corp.	PS-5	LVS	$1,000	3.25% (equivalent to 13.00% per annum)	30.00% of the Initial Share Price	$45.40	48125X6Y7	$10.83	2.46%	97.54%
The Goodyear Tire & Rubber Company	PS-7	GT	$1,000	4.0625% (equivalent to 16.25% per annum)	35.00% of the Initial Share Price	$14.15	48125X6Z4	$13.54	1.97%	98.03%
MGM Resorts International	PS-9	MGM	$1,000	5.00% (equivalent to 20.00% per annum)	40.00% of the Initial Share Price	$11.72	48125X7A8	$16.67	1.60%	98.40%

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 34-A-II.

† Based on one reasonable treatment of the notes, as described herein under "Selected Purchase Considerations — Tax Treatment as a Unit Comprising a Put Option and a Deposit" and in the accompanying product supplement no. 34-A-II under "Certain U.S. Federal Income Tax Consequences" on page PS-32.

Investing in the Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 34-A-II and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Citigroup Inc.			
Per note	$1,000	$18.50	$981.50
Total	$92,000	$1,702	$90,298
Las Vegas Sands Corp.			
Per note	$1,000	$34.50	$965.50
Total	$157,000	$5,416.50	$151,583.50
The Goodyear Tire & Rubber Company			
Per note	$1,000	$22.50	$977.50
Total	$103,000	$2,317.50	$100,682.50
MGM Resorts International			
Per note	$1,000	$14	$986
Total	$271,000	$3,794	$267,206

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive commissions of $18.50, $34.50, $22.50 and $14.00 per $1,000 principal amount note linked to the common stock of Citigroup Inc., Las Vegas Sands Corp., The Goodyear Tire & Rubber Company and MGM Resorts International, respectively, and will use a portion of such commissions to pay selling concessions to other affiliated or unaffiliated dealers of $15.50, $23.50, $17.50 and $13.25 per $1,000 principal amount note for notes linked to the common stock of Citigroup Inc., Las Vegas Sands Corp., The Goodyear Tire & Rubber Company and MGM Resorts International, respectively. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of $15.50, $23.50, $17.50 and $13.25 per $1,000 principal amount note for notes linked to the common stock of Citigroup Inc., Las Vegas Sands Corp., The Goodyear Tire & Rubber Company and MGM Resorts International include concessions allowed to selling dealers and concessions allowed to any arranging dealer. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-37 of the accompanying product supplement no. 34-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Additional Terms Specific to Each Note Offering

This pricing supplement relates to four (4) separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. The purchaser of a note will acquire a security linked to a single Reference Stock (not to a basket or index that includes another Reference Stock). You may participate in any of the four (4) note offerings or, at your election, in two or more of the offerings. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. While each note offering relates only to a single Reference Stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to that Reference Stock (or any other Reference Stock) or as to the suitability of an investment in the notes.

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-A-II dated February 7, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 20, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 34-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 34-A-II dated February 7, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211000867/e42001_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms:

Monitoring Period: The period from the Pricing Date to and including the Observation Date.

Physical Delivery Amount: The number of shares of the applicable Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the applicable Initial Share Price, subject to adjustments.

Cash Value: For each Reference Stock, the amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price of such Reference Stock and (2) the Final Share Price of such Reference Stock, subject to adjustments.

Initial Share Price: The closing price of the applicable Reference Stock on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-dilution Adjustments" in the accompanying product supplement no. 34-A-II for further information about these adjustments.

Final Share Price: The closing price of the applicable Reference Stock on the Observation Date.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay interest at an Interest Rate depending upon the applicable Reference Stock, as indicated on the cover of this pricing supplement. The applicable Interest Rate is higher than the yield currently available on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at the applicable Interest Rate set forth on the cover of this pricing supplement. Interest will be payable monthly in arrears on the last calendar day of each month, up to and including the final monthly interest payment which will be payable on the Maturity Date (each such date, an "Interest Payment Date"), commencing November 30, 2011, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due December 2011 will be payable on January 2, 2012.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — We will pay you your principal back at maturity so long as the applicable Final Share Price is not less than the applicable Initial Share Price or the closing price of the applicable Reference Stock is not less than the applicable Initial Share Price by more than the applicable Protection Amount on any day during the Monitoring Period. **However, if the applicable Final Share Price is less than the applicable Initial Share Price and the closing price of the applicable Reference Stock on any day during the Monitoring Period is less than the applicable Initial Share Price by more than the applicable Protection Amount, you could lose the entire principal amount of your notes.**

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 34-A-II. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat (i) the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes and (ii) the percentages of each coupon payment specified on the cover of this pricing supplement as interest on the Deposit and as Put Premium, respectively. We will follow this approach in determining our information reporting responsibilities, if any. Assuming this treatment is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 34-A-II dated February 7, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on the applicable Final Share Price and whether the closing price of the applicable Reference Stock is less than the applicable Initial Share Price by more than the applicable Protection Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the applicable Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If, on any day during the Monitoring Period, the closing price of the applicable Reference Stock is less than the applicable Initial Share Price by more than the applicable Protection Amount, you will at maturity be fully exposed to any depreciation in the applicable Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, *and* if the applicable Final Share Price is less than the applicable Initial Share Price, you will receive at maturity a predetermined number of shares of the applicable Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the applicable Final Share Price is less than the applicable Initial Share Price. You will be subject to this potential loss of principal even if the closing price of the applicable Reference Stock subsequently recovers such that the applicable closing price of the Reference Stock is not less than its Initial Share Price by more than its Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any Interest Payment Date, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, such Reference Stock issuer(s) or providing advisory services to such Reference Stock issuer(s). In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers and these reports may or may not recommend that investors buy or hold the Reference Stock(s). As a prospective purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE APPLICABLE REFERENCE STOCK** — Unless (i) the applicable Final Share Price is less than the applicable Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the applicable Reference Stock is less than the applicable Initial Share Price by more than the applicable Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the applicable Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the applicable Reference Stock during the term of the notes.

- **NO OWNERSHIP RIGHTS IN THE APPLICABLE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the applicable Reference Stock, such as voting rights or dividend payments. In addition, the applicable Reference Stock issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the applicable Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this pricing supplement or in product supplement no. 34-A-II. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to such Reference Stock(s). We or our affiliates may also trade in the Reference Stocks or instruments related to Reference Stock(s) from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the applicable Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-A-II.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 2

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stock" beginning on page PS-18 of the accompanying product supplement no. 34-A-II for more information.

Citigroup Inc. ("Citigroup")

According to its publicly available filings with the SEC, Citigroup is a global diversified financial services holding company whose businesses provide a broad range of financial products and services to consumer, corporate, government, and institutional customers. The common stock of Citigroup, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Citigroup in the accompanying product supplement no. 34-A-II. Citigroup's SEC file number is 001-09924.

Historical Information Regarding the Common Stock of Citigroup

The following graph sets forth the historical performance of the common stock of Citigroup based on the weekly closing price (in U.S. dollars) of the common stock of Citigroup from January 6, 2006 through October 21, 2011. The closing price of the common stock of Citigroup on October 27, 2011 was $34.17. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Citigroup has experienced significant fluctuations. The historical performance of the common stock of Citigroup should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Citigroup during the term of the notes. We cannot give you assurance that the performance of the common stock of Citigroup will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Citigroup will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Citigroup.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 3

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Citigroup

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Citigroup, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $34.17
- the Interest Rate: 3.125% (equivalent to 12.50% per annum)
- the Protection Amount (in U.S. dollars): $11.96
- the Protection Amount: 35.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$34.17	100%	$68.34	200%	$1,000.00	$1,000.00
$17.09	50%	$35.88	105%	$1,000.00	$1,000.00
$34.17	100%	$34.17	100%	$1,000.00	$1,000.00
$22.22	65%	$22.22	65%	$1,000.00	$1,000.00
$17.09	50%	$32.46	95%	29 shares of the Reference Stock or the Cash Value thereof	$950.00
$17.09	50%	$17.09	50%	29 shares of the Reference Stock or the Cash Value thereof	$500.00
$8.54	25%	$8.54	25%	29 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	29 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $17.09 but the Final Share Price is $35.88. Because the Final Share Price of $35.88 is greater than the Initial Share Price of $34.17, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $17.09 and the Final Share Price is $32.46. Because the Final Share Price of $32.46 is less than the Initial Share Price of $34.17 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $32.46, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $17.09, a decline of more than the Protection Amount. Because the Final Share Price of $17.09 is less than the Initial Share Price of $34.17 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $17.09, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $22.22 is less than the Initial Share Price of $34.17 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $22.22 is less than the Initial Share Price of $34.17.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $31.25 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $34.17, the Protection Amount was $11.9595 and the Physical Delivery Amount was 29.2654 shares, in each case subject to adjustments.

The hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 4

Las Vegas Sands Corp. ("Las Vegas Sands")

According to its publicly available filings with the SEC, Las Vegas Sands and its subsidiaries own and operate The Venetian Resort Hotel Casino, The Palazzo Resort Hotel Casino and The Sands Expo and Convention Center in Las Vegas, Nevada; the Sands Macao, The Venetian Macao Resort Hotel, the Four Seasons Hotel Macao, Cotai Strip™ and the Plaza Casino in Macao, China; the Marina Bay Sands in Singapore; and the Sands Casino Resort Bethlehem in Bethlehem, Pennsylvania. The common stock of Las Vegas Sands, par value $0.001 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Las Vegas Sands in the accompanying product supplement no. 34-A-II. Las Vegas Sands's SEC file number is 001-32373.

Historical Information Regarding the Common Stock of Las Vegas Sands

The following graph sets forth the historical performance of the common stock of Las Vegas Sands based on the weekly closing price (in U.S. dollars) of the common stock of Las Vegas Sands from January 6, 2006 through October 21, 2011. The closing price of the common stock of Las Vegas Sands on October 27, 2011 was $45.40. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Las Vegas Sands has experienced significant fluctuations. The historical performance of the common stock of Las Vegas Sands should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Las Vegas Sands during the term of the notes. We cannot give you assurance that the performance of the common stock of Las Vegas Sands will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Las Vegas Sands will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Las Vegas Sands.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 5

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Las Vegas Sands

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Las Vegas Sands, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $45.40
- the Interest Rate: 3.25% (equivalent to 13.00% per annum)
- the Protection Amount (in U.S. dollars): $13.62
- the Protection Amount: 30.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$45.40	100%	$90.80	200%	$1,000.00	$1,000.00
$22.70	50%	$47.67	105%	$1,000.00	$1,000.00
$45.40	100%	$45.40	100%	$1,000.00	$1,000.00
$31.78	70%	$31.78	70%	$1,000.00	$1,000.00
$22.70	50%	$43.13	95%	22 shares of the Reference Stock or the Cash Value thereof	$950.00
$22.70	50%	$22.70	50%	22 shares of the Reference Stock or the Cash Value thereof	$500.00
$11.35	25%	$11.35	25%	22 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	22 shares of the Reference Stock or the Cash Value thereof	$0.00

> **Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $22.70 but the Final Share Price is $47.67. Because the Final Share Price of $47.67 is greater than the Initial Share Price of $45.40, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $22.70 and the Final Share Price is $43.13. Because the Final Share Price of $43.13 is less than the Initial Share Price of $45.40 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $43.13, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $22.70, a decline of more than the Protection Amount. Because the Final Share Price of $22.70 is less than the Initial Share Price of $45.40 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $22.70, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $31.78 is less than the Initial Share Price of $45.40 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $31.78 is less than the Initial Share Price of $45.40.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $32.50 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $45.40, the Protection Amount was $13.62 and the Physical Delivery Amount was 22.0264 shares, in each case subject to adjustments.

The hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

The Goodyear Tire & Rubber Company ("Goodyear Tire")

According to its publicly available filings with the SEC, Goodyear Tire engages in the manufacturing of tires, with operations around the world. The common stock of Goodyear Tire, no par value, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Goodyear Tire in the accompanying product supplement no. 34-A-II. Goodyear Tire's SEC file number is 001-01927.

Historical Information Regarding the Common Stock of Goodyear Tire

The following graph sets forth the historical performance of the common stock of Goodyear Tire based on the weekly closing price (in U.S. dollars) of the common stock of Goodyear Tire from January 6, 2006 through October 21, 2011. The closing price of the common stock of Goodyear Tire on October 27, 2011 was $14.15. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of Goodyear Tire has experienced significant fluctuations. The historical performance of the common stock of Goodyear Tire should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Goodyear Tire during the term of the notes. We cannot give you assurance that the performance of the common stock of Goodyear Tire will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Goodyear Tire will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Goodyear Tire.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 7

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of Goodyear Tire

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of Goodyear Tire, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $14.15
- the Interest Rate: 4.0625% (equivalent to 16.25% per annum)
- the Protection Amount (in U.S. dollars): $4.95
- the Protection Amount: 35.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$14.15	100%	$28.30	200%	$1,000.00	$1,000.00
$7.08	50%	$14.86	105%	$1,000.00	$1,000.00
$14.15	100%	$14.15	100%	$1,000.00	$1,000.00
$9.20	65%	$9.20	65%	$1,000.00	$1,000.00
$7.08	50%	$13.44	95%	70 shares of the Reference Stock or the Cash Value thereof	$950.00
$7.08	50%	$7.08	50%	70 shares of the Reference Stock or the Cash Value thereof	$500.00
$3.54	25%	$3.54	25%	70 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	70 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $7.08 but the Final Share Price is $14.86. Because the Final Share Price of $14.86 is greater than the Initial Share Price of $14.15, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $7.08 and the Final Share Price is $13.44. Because the Final Share Price of $13.44 is less than the Initial Share Price of $14.15 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $13.44, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $7.08, a decline of more than the Protection Amount. Because the Final Share Price of $7.08 is less than the Initial Share Price of $14.15 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $7.08, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $9.20 is less than the Initial Share Price of $14.15 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $9.20 is less than the Initial Share Price of $14.15.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $40.625 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $14.15, the Protection Amount was $4.9525 and the Physical Delivery Amount was 70.6714 shares, in each case subject to adjustments.

The hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 8

MGM Resorts International ("MGM Resorts")

According to its publicly available filings with the SEC, MGM Resorts has significant holdings in gaming, hospitality and entertainment. The common stock of MGM Resorts, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of MGM Resorts in the accompanying product supplement no. 34-A-II. MGM Resorts's SEC file number is 001-10362.

Historical Information Regarding the Common Stock of MGM Resorts

The following graph sets forth the historical performance of the common stock of MGM Resorts based on the weekly closing price (in U.S. dollars) of the common stock of MGM Resorts from January 6, 2006 through October 21, 2011. The closing price of the common stock of MGM Resorts on October 27, 2011 was $11.72. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of the common stock of MGM Resorts has experienced significant fluctuations. The historical performance of the common stock of MGM Resorts should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of MGM Resorts during the term of the notes. We cannot give you assurance that the performance of the common stock of MGM Resorts will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that MGM Resorts will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of MGM Resorts.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 9

Examples of Hypothetical Payment at Maturity for a $1,000 Investment in the Notes Linked to the Common Stock of MGM Resorts

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes linked to the common stock of MGM Resorts, based on a range of hypothetical Final Share Prices of the Reference Stock and assuming that the closing price of the Reference Stock declines in the manner set forth in the columns titled "Hypothetical lowest closing price during the Monitoring Period" and "Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period." The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- the Initial Share Price: $11.72
- the Interest Rate: 5.00% (equivalent to 20.00% per annum)
- the Protection Amount (in U.S. dollars): $4.69
- the Protection Amount: 40.00%

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**
$11.72	100%	$23.44	200%	$1,000.00	$1,000.00
$5.86	50%	$12.31	105%	$1,000.00	$1,000.00
$11.72	100%	$11.72	100%	$1,000.00	$1,000.00
$7.04	60%	$7.04	60%	$1,000.00	$1,000.00
$5.86	50%	$11.13	95%	85 shares of the Reference Stock or the Cash Value thereof	$950.00
$5.86	50%	$5.86	50%	85 shares of the Reference Stock or the Cash Value thereof	$500.00
$2.93	25%	$2.93	25%	85 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	0%	$0.00	0%	85 shares of the Reference Stock or the Cash Value thereof	$0.00

**Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $5.86 but the Final Share Price is $12.31. Because the Final Share Price of $12.31 is greater than the Initial Share Price of $11.72, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $5.86 and the Final Share Price is $11.13. Because the Final Share Price of $11.13 is less than the Initial Share Price of $11.72 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $11.13, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $950.00.

Example 3: The closing price of the Reference Stock does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Reference Stock on the Observation Date is $5.86, a decline of more than the Protection Amount. Because the Final Share Price of $5.86 is less than the Initial Share Price of $11.72 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $5.86, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

Example 4: The Final Share Price of $7.04 is less than the Initial Share Price of $11.72 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $7.04 is less than the Initial Share Price of $11.72.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $50.00 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $11.72, the Protection Amount was $4.688 and the Physical Delivery Amount was 85.3242 shares, in each case subject to adjustments.

The hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer

PS- 10

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.